082-03733

TATA

3rd November 2009
BJ/SH-L2/582

Bombay Stock Exchange Limited
Coporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 26th November 2009 to *inter alia* consider and take on record the unaudited consolidated financial results for the quarter/half year ended 30th September 2009.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A

dlw 11/23